MedTech Acquisition Corporation
48 Maple Avenue
Greenwich, CT 06830

VIA EDGAR

September 22, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Isaac Esquivel

Re:	MedTech Acquisition Corporation

Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 3, 2022
File No. 001-39813

Dear Mr. Esquivel:

MedTech Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 26, 2022, regarding its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) originally filed with the Commission on March 3, 2022.

For your convenience, we have repeated below your comment in bold, and have followed the comment with our response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company respectfully advises the Staff that its sponsor, MedTech Acquisition Sponsor LLC, a Delaware limited liability company, is not a non-U.S. person and is neither controlled by, nor does it have substantial ties with, any non-U.S. person.

We thank you for your review of the foregoing and the Form 10-K, as amended. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Christopher C. Dewey
Christopher C. Dewey
Chief Executive Officer

cc:	Wei Wang, Esq. Ellenoff Grossman & Schole LLP